EXHIBIT 12

FERRO CORPORATION AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

	2012	2011	2010	2009	2008
	(Dollars in thousands)
Earnings:
Pretax income from continuing operations before adjustment for income or loss from equity investees	$(264,482)	$21,520	$36,212	$(43,894)	$(57,301)
Add:
Fixed charges	30,402	29,967	46,150	66,676	55,528
Amortization of capitalized interest	844	551	98	92	133
Distributed income of equity investees	1,336	1,146	603	700	721
Less:
Capitalized interest	1,569	913	1,009	1,607	1,761

Total Earnings	$(233,469)	$52,271	$82,054	$21,967	$(2,680)

Fixed Charges:
Interest expense and capitalized interest, including amortization of discounts and capitalized expenses on debt	$29,548	$29,322	$45,577	$65,525	$54,577
Estimate of the interest within rental expense	854	645	573	1,151	951

Total Fixed Charges	$30,402	$29,967	$46,150	$66,676	$55,528

Preference security dividend requirements	—	336	2,154	767	930

Total Combined Fixed Charges & Preference Dividends	$30,402	$30,303	$48,304	$67,443	$56,458

Ratio of Earnings to Fixed Charges	—	1.74	1.78	—	—

Ratio of Earnings to Combined Fixed Charges & Preference Dividends	—	1.72	1.70	—	—

Note:

Total earnings were insufficient to cover the fixed charges by $263.9 million, $44.7 million and $58.2 million and were insufficient to cover the combined fixed charges by $263.9 million, $45.5 million and $59.1 million for the years ended December 31, 2012, 2009 and 2008, respectively. Accordingly, such ratios are not presented.

Fixed charges are equal to interest expense (including amortization of deferred financing costs and costs associated with the Company’s asset securitization program), plus the portion of rent expense estimated to represent interest. Costs associated with the Company’s asset securitization program were $1.3 million, $1.5 million, $2.3 million, $3.4 million and $5.8 million in the years ended December 31, 2012, 2011, 2010, 2009 and 2008, respectively.